SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

VIMPELCOM LTD.

(Name of Issuer)

Common Shares, nominal value U.S.$0.001 per share

(Title of Class of Securities)

G9360W 107

(CUSIP Number)

Fabio Ceccarelli Weather Investments II S.à r.l. 12 Rue Guillaume Kroll L-1882 Luxembourg Grand Duchy of Luxembourg +352 (62) 12 33 720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G9360W 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Weather Investments II S.à r.l. 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES	7	SOLE VOTING POWER 305,803,396 common shares
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 305,803,396 common shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,803,396 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.78% of outstanding common shares(1)
14	TYPE OF REPORTING PERSON HC, CO

(1) Based on 1,628,199,135 common shares of VimpelCom Ltd. which were issued and outstanding as of January 1, 2012.

SCHEDULE 13D

CUSIP No. G9360W 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marchmont Limited 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0 common shares (excludes beneficial ownership of 305,803,396 common shares which are disclaimed (see 11 below))
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0 common shares
PERSON WITH	9	SOLE DISPOSITIVE POWER 0 common shares (excludes beneficial ownership of 305,803,396 common shares which are disclaimed (see 11 below))
	10	SHARED DISPOSITIVE POWER 0 common shares
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 common shares
Marchmont Limited expressly disclaims beneficial ownership of the 305,803,396 common shares beneficially owned by Weather Investments II S.à r.l.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of outstanding common shares
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP No. G9360W 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON February Private Trust Company (Jersey) Limited, as Trustee of the Marchmont Trust 000-00-0000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES	7	SOLE VOTING POWER 0 common shares (excludes beneficial ownership of 305,803,396 common shares which are disclaimed (see 11 below))
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0 common shares
PERSON WITH	9	SOLE DISPOSITIVE POWER 0 common shares (excludes beneficial ownership of 305,803,396 common shares which are disclaimed (see 11 below))
	10	SHARED DISPOSITIVE POWER 0 common shares
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 common shares
February Private Trust Company (Jersey) Limited expressly disclaims beneficial ownership of the 305,803,396 common shares beneficially owned by Weather Investments II S.à r.l.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of outstanding common shares
14	TYPE OF REPORTING PERSON HC, CO

Item 1.                                Security and Issuer.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements Amendment No. 3 (“Amendment No. 3”) to Schedule 13D, filed February 17, 2012, Amendment No. 2 (“Amendment No. 2”) to Schedule 13D, filed February 1, 2012 and Amendment No. 1 (“Amendment No. 1”) to Schedule 13D, filed October 3, 2011, as well as the original statement on Schedule 13D filed on April 22, 2011 (the “Initial Schedule 13D” and together with Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Initial Schedule 13D, the “Prior Schedule 13D”), with the Securities and Exchange Commission, which relates to the common shares, par value $0.001 per share (the “Common Shares”), of VimpelCom Ltd., a company organized under the laws of Bermuda (“VimpelCom”). The principal business address of VimpelCom Ltd. is Claude Debussylaan 15, 1082 MD, Amsterdam, The Netherlands, and its business telephone number is +31 20 301 2240. Unless otherwise indicated, capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to such terms in Amendment No. 3, Amendment No. 2, Amendment No. 2, Amendment No. 1 or the Initial Schedule 13D.

Item 2.                                Identity and Background.

No amendments are made to the response set forth in Item 2 of the Prior Schedule 13D, which is incorporated herein by reference, except that Annex A is amended so that the table under the heading “Directors and Executive Officers of Marchmont” reads as follows:

Position with Marchmont	Name	Business Address	Citizenship	Present Principal Occupation or Employment, including the name, principal business address (if different than Business Address) of Employer
I. Board of Directors and Executive Officers
Director	Wafaa Sayed Lotaief	Nile City Tower, Cornish El Nil, Ramlet Beaulac, Cairo, Egypt	Egyptian	President, Gemini Holding
Director	Philip Norman	Ogier House, The Esplanade, St Helier, Jersey, JE4 9WG	British	Partner in Ogier Fiduciary Services
Alternate Director	Ayman Soliman	Nile City Tower, Cornish El Nil, Ramlet Beaulac, Cairo, Egypt	Egyptian	CEO, Gemini Holding

Item 3.                                Source and Amount of Funds or Other Consideration.

No amendments are made to the response set forth in Item 3 of the Prior Schedule 13D, which is incorporated herein by reference.

Item 4.                                Purpose of Transaction.

No amendments are made to the response set forth in Item 4 of the Prior Schedule 13D, which is incorporated herein by reference, except that:

(a)           the following language is added after the first paragraph under the subheading “Share Escrow Agreement – Release of Escrow Property”:

“On April 24, 2012, Weather II provided VimpelCom and Citibank N.A. with such a notice indicating that one-third of the VimpelCom Common Shares held as Escrow Property (15,72,834 VimpelCom Common Shares) should be released from Escrow pursuant to Section 4(e)(i) of the Share Escrow Agreement.”

(b)           the following text is added at the end of the section entitled “Spin-off Plans – OTH Spin-off Plan”:

“On February 16, 2012, the transfer of ownership of approximately 51.7% of Orascom Telecom Media and Technology Holdings S.A.E. to a company wholly-owned by Weather II was effected, thus completing the OTH Spin-off Plan. The Wind Italy Spin-off Plan was completed in May 2011”

(c)           the following text is added at the end of the section entitled “Sale of Preferred Shares to Telenor East; Option Agreement”:

“On April 17, 2012, the Russian Federal Anti-Monopoly Service (the “FAS”) brought a claim against Telenor East and Weather II and naming as third parties OJSC VimpelCom, OOO Altimo, VimpelCom, VimpelCom Holding B.V. and Altimo Coop in the Moscow Arbitrazh Court alleging that Telenor East’s purchase of 234 million preferred shares from Weather II violated the Russian Foreign Strategic Investment Law, whereby a company controlled by a foreign state (in this case, Telenor East) may not exercise control over a Russian entity having strategic importance for the national defense and state security.  The FAS is seeking to (i) invalidate the Preferred Share Purchase Agreement, (ii) invalidate the Option Agreement, (iii) cause Telenor East to return the 234 million Preferred Shares which were the subject of the Preferred Transfer to Weather II and (iv) to cause VimpelCom, Telenor East and Altimo Coop to enter into a shareholders agreement on substantially the same terms as the Shareholders Agreement dated October 4, 2009 by and between Altimo Holdings & Investments Ltd. and certain of its affiliates, Telenor East and certain of its affiliates and VimpelCom.

In connection with the above claim, the FAS also applied to the court for interim relief seeking (i) to deprive VimpelCom Holdings B.V. and VimpelCom of their voting rights at shareholders’ meetings of OJSC VimpelCom; (ii) to prohibit Telenor East and Weather II from changing the composition of the management bodies of VimpelCom, and (iii) to prohibit Telenor East and Weather II from exercising their rights under the Option Agreement.

On April 25, 2012, Weather II learned the Moscow Arbitrazh Court partially granted the FAS’ motion for interim relief and prohibited (i) VimpelCom Holdings B.V. and VimpelCom from voting at shareholders’ meetings of OJSC VimpelCom on changing the composition of management bodies of OJSC VimpelCom and approval of major and interested-party transactions, (ii) Telenor East and Weather II from changing the composition of the management bodies of VimpelCom and (iii) Telenor East and Weather II from exercising their rights under the Option Agreement.

A preliminary hearing on the FAS’ claim has been scheduled for October 17, 2012.”

Item 5.                                Interest in Securities of the Issuer.

The responses set forth in Items 5 (a) and (b) of the Statement are hereby amended by adding the following text after the second paragraph of such responses:

“See Item 4 for a description of the FAS’ claim challenging the validity of the Preferred Share Purchase Agreement.”

Neither the filing of this Amendment nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom Ltd. (other than as described in Item 5 of the Prior Schedule 13D) for the purposes of Section 13(d) of the Exchange Act, or for any other purposes, and such beneficial ownership is expressly disclaimed.

(c-e)           No amendments are made to the responses set forth in Item 5 (c), (d) or (e) of the Prior Schedule 13D, which are incorporated herein by reference.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No amendments are made to the response set forth in Item 6 of the Prior Schedule 13D, which is incorporated by reference herein, except that the amended response to Item 4 above is also incorporated by reference into this Item 6.

Item 7.                                Material to be Filed as Exhibits.

All the materials listed below are dated as of April 15, 2011 unless otherwise indicated:

99.1*	Joint Filing Agreement.
99.2*	Loan Note Agreement issued by Weather Investments II S.à r.l., dated as of April 14, 2011.
99.3*	Amended and Restated Share Sale and Exchange Agreement by and among VimpelCom Ltd., Wind Telecom S.p.A., Weather Investments II S.à r.l. and certain Shareholders of Wind Telecom S.p.A.
99.4*	Share Sale and Exchange Agreement by and between Dosantos Investments S.à r.l. and Weather Investments II S.à r.l., dated as of April 14, 2011.
99.5*	Share Sale and Exchange Agreement by and between TNT Holding S.à r.l. and Weather Investments II S.à r.l., dated as of April 14, 2011.
99.6	[Intentionally omitted]
99.7	[Intentionally omitted]
99.8*	Lock-up Agreement by and between VimpelCom Ltd. and Weather Investments II S.à r.l.
99.9*	Share Escrow Agreement among VimpelCom Ltd. and Weather Investments II S.à r.l. and Citibank, N.A., as Escrow Agent.
99.10*	Registration Rights Agreement between VimpelCom Ltd. and Weather Investments II S.à r.l.
99.11	[Intentionally omitted]
99.12	[Intentionally omitted]
99.13	[Intentionally omitted]
99.14†	Share Purchase Agreement between Weather Investments II S.à r.l.and Telenor East Holding II AS, dated February 15, 2012.
99.15†	Option Agreement between Weather Investments II S.à r.l.and Telenor East Holding II AS, dated February 15, 2012.

*	Previously filed as an Exhibit to VimpelCom’s Initial Schedule 13D filed with the Commission on April 22, 2011.

†	Previously filed as an Exhibit to Amendment No. 3, filed with the Commission on February 17, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     April 26, 2012

WEATHER INVESTMENTS II S.A R.L.

    /s/ Naguib Onsi Sawiris
Name: Naguib Onsi Sawiris
Title:   Class A Manager

    /s/ Fabio Ceccarelli
Name:  Fabio Ceccarelli
Title:   Class B Manager

MARCHMONT LIMITED

    /s/ Wafaa Lotaief
Name:  Wafaa Lotaief
Title:    Director

    /s/ Philip Norman
Name: Philip Norman
Title:   Director

FEBRUARY PRIVATE TRUST COMPANY (JERSEY) LIMITED, AS TRUSTEE OF THE MARCHMONT TRUST

    /s/ Philip Norman
Name: Philip Norman
Title:   Director

    /s/ Philip Le Cornu
Name: Philip Le Cornu
Title:   Director